Exhibit (a)(10)

Greenville Federal Financial Corporation	NEWS
Greenville Federal Financial Corporation Announced Final Results of its Modified “Dutch
Auction” Tender Offer
GREENVILLE, Ohio (November 18, 2009) — Greenville Federal Financial Corporation, a federally chartered savings and loan holding company (the “Company”), today announced the final results of its tender offer, which expired at 5:00 p.m. Eastern Standard Time/4:00 p.m. Central Standard Time on November 16, 2009. In the tender offer, the Company offered to purchase for cash up to 200,000 of its outstanding shares of common stock in a price range of $6.50 to $7.50 per share, subject to the right to increase the number of shares purchased by up to 2% of the outstanding shares of the Company.
The Company has accepted for purchase 200,006 shares at a purchase price of $6.50 per share, for a total cost of approximately $1,300,000. A total of 303,532 shares were validly tendered and not withdrawn at the $6.50 purchase price. After the purchase of shares tendered by those persons holding fewer than 100 shares, a pro ration factor of 65.47% resulted for the remaining shares tendered at that price.
The depositary will promptly commence payment for the shares purchased in the tender offer and will return all other shares tendered and not accepted for purchase due to the pro ration or conditional tender provisions of the tender offer.
The shares purchased in the tender offer represent approximately 8.7% of the Company’s outstanding shares prior to the purchase. As a result of the completion of the tender offer, immediately following payment for the tendered shares, the Company expects that approximately 2,097,845 shares of common stock will be issued and outstanding by approximately 381 stockholders of record.
Keefe, Bruyette & Woods, Inc., served as the Dealer Manager/Information Agent for the tender offer.
About Greenville Federal Financial Corporation
Greenville Federal Financial Corporation is a federally chartered savings and loan holding company, which owns all of the issued and outstanding common shares of Greenville Federal, a federal savings bank. In January 2006, Greenville Federal Financial Corporation acquired all of the common stock of Greenville Federal upon its conversion from a mutual savings and loan association into a stock savings bank, and Greenville Federal Financial Corporation issued stock to Greenville Federal MHC and subscribers in its initial public offering. Since its formation, Greenville Federal Financial Corporation’s activities have been limited to holding the common stock of Greenville Federal.
Greenville Federal’s business involves attracting deposits from individual and business customers and using these deposits to originate loans to individuals and businesses in its primary market area, which consists of Darke, Preble, Auglaize, Miami, Shelby and Mercer Counties in Ohio and the Indiana counties of Randolph and Wayne. Greenville Federal provides deposit products, including checking, savings, money market and individual retirement accounts and certificates of deposit. It originates loans secured primarily by one- to four-family residences, multi-family residences and nonresidential real estate, although it also makes a variety of consumer and commercial loans.

Contact:
Jeff D. Kniese
President and Chief Executive Officer
Telephone: (937) 548-4158
Susan J. Allread
Chief Financial Officer
Telephone: (937) 548-4158